UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

Commission File Number: 000-52669

MAXIMUS EXPLORATION CORPORATION
(Name of Small Business Issuer in its charter)

NEVADA	N/A
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

#8-26 Zivova Street
Ternopil, Ukraine 282001	N/A
(Address of principal executive office)	(Zip Code)

Issuer’s telephone number: 011-380352520416

MAXIMUS EXPLORATION CORPORATION
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THE REGISTRANT IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of September 25, 2008 (the “Record Date”) of the outstanding shares of common stock, $0.00001 par value per share (the “Common Stock”), of Maximus Exploration Corporation , a Nevada corporation (“Maximus” or the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to an agreement (the “Agreement”) to be entered by the Company and Extraordinary Vacation Group, Inc., a Nevada corporation ("EXVG"), and Extraordinary Vacations USA, Inc., a Delaware corporation and a wholly-owned subsidiary of EXVG (“EVUSA”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

As contemplated by the Agreement, EXVG shall exchange 100% of its shares in EVUSA (the “EVUSA Shares”) in consideration of an aggregate of 13,000,000 shares of common stock of Maximus (the “Share Exchange”), resulting in EXVG becoming the majority shareholder of Maximus. EXVG shall dividend the 13,000,000 shares of Maximus common stock it receives from the Company in the Share Exchange to the stockholders of EXVG (“EXVG Stockholders”) on a pro rata basis. As a result of the Share Exchange, EVUSA will become a wholly-owned subsidiary of Maximus. Such transaction is hereinafter referred to as the “Merger.”

Upon the consummation of the Merger, the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable to each of the following to be appointed as executive officers and directors:

Name:	Anticipated Title:
James Whyte	Chairman of the Board
William Kerby	CEO & Vice Chairman
David Fisher	Chief Financial Officer
Brad Heureux	Chief Marketing Officer and Director
Anthony Byron	Chief Operating Officer and Director

The current director of the Company, Mr. Andriy Volianuk, has indicated his intent to resign on the closing date of the Merger, which the parties intend to consummate on or around October 6, 2008 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

About Maximus:

The Company was incorporated in the State of Nevada on December 29, 2005 with the purpose of conducting operations as an exploration stage corporation. An exploration stage corporation is one engaged in the search of mineral deposits or reserves which are not in either the development or production stage.

To date, the Company has had no revenues, has achieved losses since inception, has had no operations, has been issued a going concern opinion and has relied upon the sale of its securities and loans from its officers and directors to fund operations. As a result of the foregoing, the Company is deemed a "shell company" as that term is defined under rules and regulations promulgated by the United States Securities and Exchange Commission.

On September 5, 2008, Randy Doherty sold 3,000,000 shares of his common stock of Maximus to Mr. Andriy Volianuk in consideration of $30.00. The 3,000,000 shares of common stock constituted all of the shares of common stock owned by Randy Doherty. The transaction was exempt from registration pursuant to Reg. S of the Securities Act of 1933.

On September 5, 2008, Robert Robertson sold 2,000,000 shares of his common stock to Andriy Volianuk in consideration of $20.00. The 2,000,000 shares of common stock constituted all of the shares of common stock owned by Robert Robertson. The transaction was exempt from registration pursuant to Reg. S of the Securities Act of 1933.

After the foregoing transactions were completed, Andriy Volianuk owned 5,000,000 shares of the Company’s common stock which constituted approximately 90.72% of the total shares of common stock outstanding and thereby giving Mr. Volianuk control of Maximus.

On September 5, 2008, Randy Doherty resigned as the Company’s president, principal executive officer, treasurer, principal financial officer, principal accounting officer and director. Andriy Volianuk was appointed to replace Mr. Doherty on the board of directors in compliance with section 14(f) and regulation 14f-1 of the Securities Exchange Act of 1934. Further, Mr. Volianuk was appointed the Company’s president, principal executive officer, secretary, treasurer, principal financial officer, and principal accounting officer. On the same date, Robert Robertson resigned from his positions of secretary and director of the Company. Mr. Robertson was not replaced as a director by anyone. Accordingly, as of September 5, 2008, Andriy Volianuk was the Company’s sole officer and director.

CHANGE IN CONTROL TRANSACTION

     On September 19, 2008, the Company, EXVG and EXUSA executed a letter of intent pursuant to which the parties are currently engaged in advanced negotiations to enter into a definitive agreement. At the Closing and subject to the satisfaction of all conditions precedent contained in the Agreement and other transaction documents deemed necessary by the parties hereto (the “Ancillary Documents”), the following shall occur:

     (a) EXVG shall exchange 100% of its shares in EVUSA (the “EVUSA Shares”) for 13,000,000 shares of common stock of Maximus (the “Share Exchange”), resulting in EXVG becoming the controlling stockholder of Maximus;

     (b) EXVG shall dividend the 13,000,000 shares of Maximus common stock it receives from the Company in the Share Exchange, to the stockholders of EXVG (“EXVG Stockholders”), on a pro rata basis;

     (c) Maximus shall change its name to Next 1 Interactive, Inc. (“Next 1”).

     On the Closing Date, Andriy Volianuk shall resign as an officer and director of the Company and the following persons will each be appointed as directors and executive officers of the Company as indicted below:

Name:	Anticipated Title:
James Whyte	Chairman of the Board
William Kerby	CEO Vice Chairman
David Fisher	Chief Financial Officer
Brad Heureux	Chief Marketing Officer and Director
Anthony Byron	Chief Operating Officer and Director

Change in Control

Upon the consummation of the Merger, there will be 18,511,500 shares of Maximus’ common stock issued and outstanding, of which 13,000,000 will be issued to EXVG shareholders. Upon the consummation of the foregoing, the shareholders of EXVG will collectively own 70.23% of Maximus, thereby effecting a change in control of Maximus.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders. As of the Record Date, there were 5,511,500 shares of common stock, par value $0.00001, of the Company issued and outstanding.

DIRECTORS

Name	Age	Positions Held in Maximus	Term of Office	Served Since
Andriy Volianuk	39	President, Secretary & Treasurer,	1 year	09/5/2008

Andriy Volianuk

Since September 5, 2008, Mr. Volianuk has been our president, principal executive officer, secretary, treasurer, principal financial officer, and principal accounting officer. Since 2000, Mr. Volianuk has owned and operated Volja History College, a private college in Ternopil, Ukraine that teaches the history of the Ukraine.

None of the current directors or officers, or any companies employing them, have been subject to any bankruptcy or criminal proceedings or are subject to any orders by the civil courts limiting their ability to carry on business or trade in securities.

CODE OF ETHICS

The Company has not established a Code of Ethics as of the date hereof. Due to the many changes in the Company within the last year none has been established. However, the Company intends to establish a Code of Ethics within the next year.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the entire board as a whole and will continue to be undertaken by the new Board. Because we do not have any independent directors, the Company’s Board of Directors believes that the establishment of committees of the Board would not provide any benefits to the Company and could be considered more form than substance.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, our sole director will be responsible for the consideration of director nominees. Our sole director is not an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-K. In general, an "audit committee financial expert" is an individual member of the audit committee or Board of Directors who:

  understands generally accepted accounting principles and financial statements,

  is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

  has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

  understands internal controls over financial reporting, and understands audit committee functions.

While we would prefer our sole director be an audit committee financial expert, he does not have the requisite professional background. As with most small companies until such time our company engages in a business combination with an operating company which will likely result in the addition of new directors, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board of Directors to include one or more independent directors, we intend to establish an Audit Committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include "independent" directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us under Rule 16a-3(d) of the Securities Exchange Act during the fiscal year ended February 29, 2008 and Forms 5 and amendments thereto furnished to us with respect to the fiscal year ended February 29, 2008, as well as any written representation from a reporting person that no Form 5 is required, we are not aware that any officer, director or 10% or greater shareholder failed to file on a timely basis, as disclosed in the aforementioned Forms, reports required by Section 16(a) of the Securities Exchange Act during the fiscal year ended February 29, 2008. As of the date of this Information Statement, the following reports, as required by Section 16(a) of the Securities Exchange Act, have yet to be filed:

  Mr. Doherty was required to file a Form 4 with the United States Securities and Exchange Commission within two business days after the sale of his shares to Mr. Volianuk and his resignation as an officer and director of the Company on September 5, 2008,

  Mr. Robertson was required to file a Form 4 with the United States Securities and Exchange Commission within two business days after the sale of his shares to Mr. Volianuk and his resignation as an officer and director of the Company on September 5, 2008,

  Mr. Volianuk was required to file a Form 3 with the United States Securities and Exchange Commission within two days of his appointment as an executive officer of the Company in September 2008 and a Form 4 within two business days after acquiring the shares from Mr. Doherty and Mr. Robertson on September 5, 2008.

None of these delinquent reports have been filed by the respective reporting persons. Such reporting persons anticipate, however, filing such forms prior to the effective date of this Form 14f-1.

NEW DIRECTORS AND OFFICERS

The following table sets forth the respective names, ages and positions of the anticipated directors and executive officers on a forward-looking basis assuming the Merger is consummated, as well as the year that each of them commenced serving as a director with EXVG, if applicable. The intention is that all of the directors identified below would be appointed to the Board of Directors immediately after the consummation of the Merger, and their terms would run until our annual meeting of stockholders in 2009.

Name:	Title:	Age:	EXVG-US Director Since:
James Whyte	Chairman of the Board	62	--
William Kerby	CEO and Vice Chairman	51	June 2002
David Fisher	Chief Financial Officer	55	--
Brad Heureux	Chief Marketing Officer and Director	44	--
Anthony Byron	Chief Operating Officer and Director	55	--

Each of the above-named persons are required to file a Form 3 and Form 4 with the United States Securities and Exchange Commission within two business of their appointment as officers and directors of the Company.

Management and Director Biographies

James Whyte - Chairman:

  1977- 2008 Entrepreneur in Travel Industry owned and operated over 12 companies as Canadian Marketing Consultants, offices located in Vancouver, Honolulu, and Sydney; including 20 retail Travel Agencies and a 1,056 boat slip Marina

James Whyte has 38 years experience in the Travel and Real Estate Industries as senior management, entrepreneur and owner of several Travel and Real Estate related companies. Jim’s experience includes owner of 20 Travel Agents and wholesale travel companies, travel magazines, owner of Hotels in Australia and San Francisco, printing, marketing, marina's, as well as several real estate developments and ventures worldwide. Jim has lived in Australia, Canada and the USA. His diverse career included supervision of 20- 250 employees at a time.

In the past 5 years he has been President of three companies (continuously during the full 5 years): Globespan (travel) had 25 employees, Moberly Investments (property management) was staffed with 12 employees and Lowtian (property development) employed 15.

Over the years, Jim was involved in several travel trade associations ACTA, ASTA, SKAL, HVB, ATO, Tourism Canada, etc. He has attended countless travel trade events: ATE (15 times), PowWow (20 times), Rendezvous and WTM (10).

Jim was a member of many government committees, focus groups etc. including: the White House Commission on Tourism & Travel, the Hawaii Visitor Bureau, Australia Tourism etc.

William Kerby –Vice Chairman & Chief Executive Officer:

  2002 – 2008 Acquired Cruise Shoppe and expanded business to Extraordinary Vacation Group Inc. as CEO and currently CEO of Extraordinary Vacations USA, Inc.

Mr. William Kerby has many years of professional and general management experience and has developed and built a number of successful corporations. His history includes:

From 2004 to Present. Mr. Kerby has been the Chairman and CEO of Extraordinary Vacations Group and has overseen the development and operations of both the Travel and Media divisions of the company. Travel operations include Cruise & Vacation Shoppes – a consortia of nearly 200 cruise agencies, Attaché - a Concierge Services agency, Maupintour Extraordinary Vacations – a tour operation, the Travel Magazine - a TV series of 160 travel show and Brands on Demand – a digital media and marketing company.

2002 to 2004 Mr. Kerby was Chairman of Cruise & Vacation Shoppes (which included the “Travel Magazine) after it was acquired by a small group of investors and management from Travelbyus. He was given the mandate to expand the operations focusing on a marketing driven travel model. In June 2004 Cruise & Vacation Shoppe was merged into Extraordinary Vacations Group.

1999 to 2002 – Founder of Travelbyus a publicly traded company on the TSX and NASD Small Cap. The launch included an intellectually patented travel model that utilized technology-based marketing to promote its travel services and products. Mr. Kerby negotiated the acquisition and financing of 21 Companies encompassing multiple tour operators, 2,100 travel agencies, media that included print, television, outdoor billboard and wireless applications and leading edge technology in order to build and complete the Travelbyus model. The company had over 500 employees, gross revenues exceeding $3 billion and a Market Cap over $900 million.

Anthony Michael Byron - Chief Marketing Officer:

  1986 - 2008 worked for Meridican Incentive Consultants d/b/a Meridican Travel Inc. as President to 8/1/2008

Anthony Byron, a 33 year industry veteran and a respected leader in the motivational incentive travel and event marketing industry. He graduated from York University in Toronto with an Honours Bachelor of Arts Degree.

Mr. Byron has owned and operated various different Travel and Incentive companies, including wholesale tour operations, retail travel, Incentive travel and Event management. Prior leadership roles in the travel field includes; President of Hemisphere Tours Ltd. (an international tour wholesale package tour operator, employing 7 employees and generating revenues of $5 million), President of Travelsphere Inc./Select Travel Inc. (a retail and Incentive tour company with 55 employees generating over $8 million revenue), and President of The Travel Producers Inc. (a corporate Incentive travel firm which was merged with Meridican in 1986)

He remains active as the President and CEO of Meridican Incentive Consultants, with annual sales of $10 million with 14 full time and over 20 part-time and contract employees.

Mr. Byron joined Extraordinary Vacations USA, Inc. in August 2008, working with a staff of 15 employees including 5 senior managers.

Bradley Heureux - Chief Marketing Officer:

  1999-2005 Director Interactive Sales for Comcast Cable Company

  2005-2008 President and Founder of Digital Media and Marketing Company

Brad Heureux, is a 20 year industry veteran and a respected leader in the interactive media and advertising industry. Brad’s prior leadership in the interactive space at Comcast corporate has resulted in development of Interactive Sales platforms that include new business opportunities and advanced advertising models on TV, internet, interactive TV, video on demand and mobile. Brad also directed Comcast’s Google search contract as well as Comcast’s national, regional and local interactive advertising sales teams as part of the $1.4 billion ad sales business, specializing in target TV, broadband, video on demand and emerging advertising platforms.

Earlier in his career, Brad served as president of Off-The-Wall Productions, Inc. an advertising and creative agency. Brad’s prior experience also includes positions at Music Technologies Inc, CBS Infinity, Adnex and National Cable Communications. Currently, he is president of Brands On Demand, a company he founded that specializes in digital media

David Fisher - Chief Financial Officer:

  2002-2004 Cruise Shoppes, Inc, started as CFO, departed as CFO

  2006-Americas Realty-started as Business Associate-license still active

  2008-EXVG, Inc. started as CFO.

David Fisher is a senior business executive in profit and loss management, financial analysis, business development and acquisitions, with over 30 years experience in entrepreneurial, rapid growth and Internet based companies.

Mr. Fisher spent over 20 years as the VP Finance for Rosenbluth International During his tenure he was a member of the executive team that grew the privately owned business from $30 million to over $5 billion in gross revenues and employees from 150 to over 4,500 and 10 offices to over 1,200 in 27 countries; 200 of the employees reported to David through 5 key managers.

In addition, he targeted, directed, closed and integrated over 25 acquisitions and joint ventures worldwide. Mr. Fisher has broadened his experiences over the past number of years serving as CEO/CFO of a dot com company, as VP of business development for an applications service provider, as CFO for marketing and internet sales company, and as owner and developer of three restaurants and as a licensed business broker.

DIRECTOR AND OFFICER COMPENSATION

The following table summarizes all compensation recorded by us in each of the last two completed fiscal years for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000 and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at February 29, 2008. The value attributable to any option awards is computed in accordance with FAS 123R.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Andriy Volianuk[1] Officer and Director	2008 2007 2006	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Randy Doherty[2] Officer and Director	2008 2007 2006	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Robert Robertson[3] Officer and Director	2008 2007 2006	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

1Mr. Volianuk commenced serving as our President, Secretary and Treasurer on September 5, 2008.
2Mr. Doherty served as the Company's President and Treasurer until September 5, 2008.
3Mr. Robertson served as the Company's Secretary until September 5, 2008.

Option/SAR in Last Fiscal Year

(a) Name	(b) Number of Securities Underlying Options/SARs Granted (#)	Individual Grants (c) % Of Total Options/SARs Granted to Employees in Fiscal Year	(d) Exercise or Base Price ($/Sh)	(e) Expiration Date
N/A	—	—	—	—

Aggregate Option/SAR Exercises in Last Fiscal Year and FY-end Option/Share Values

(a) Name	(b) Shares Acquired on Exercise (#)	(c) Value Realized ($)	(d) Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	(e) Value of Unexercised In- the-money Options/SARs at FY-End ($) Exercisable/Unexercisable
N/A	—	—	—	—

Long-term Incentive Plans — Awards in Last Fiscal Year

Estimated Future Payouts Under No Stock Priced-Based Plans
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
N/A	—	—	—	—	—

Director Compensation

We do not have any policies with respect to the compensation of members of our Board of Directors for their services in such role. During the fiscal years 2006-2008, no member of our Board of Directors received any compensation for their Board services. We do not anticipate paying our Board of Directors any compensation.

Employment Contracts and Termination of Employment/Change in Control Arrangements

The Company does not have any compensatory plan or arrangement regarding the termination of any executive officer or regarding a change in control of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of the Record Date

The following table sets forth, as of Record Date, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 5,511,500 shares of Common Stock outstanding prior to the Merger. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Maximus Exploration Corporation, #8-26 Zivova Street, Ternopil, Ukraine 282001.

Security Ownership of Certain Beneficial Owners and Management.

Security Ownership Greater than 5% (Prior to the Consummation of the Merger)

(1)	(2)	(3)	(4)
Title of Class	Name and Address of	Amount and Nature	Percent of Class
	Beneficial Owner	of Beneficial Owner(1)

Common Stock	Andriy Volianuk	5,000,000 Common Shares	90.72%

(1) Based on 5,511,500 shares of Common Stock issued and outstanding before the Merger.

Anticipated Beneficial Ownership Information after the Consummation of the Merger

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Merger by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 18,511,500 shares of Common Stock which will be issued and outstanding upon the consummation of the Merger.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

Security Ownership Greater than 5%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class
Common Stock	James Whyte Chairman of the Board	3,920,000	21.18%
Common Stock	William Kerby CEO Vice Chairman	4,268,000	23.06%
Common Stock	David Fisher Chief Financial Officer	234,000	1.26%
Common Stock	Brad Heureux Chief Marketing Officer and Director	650,000	3.51%
Common Stock	Anthony Byron Chief Operating Officer and Director	494,000	2.67%
Common Stock	All Officers and Directors as a group (5 persons)	9,566,000	51.68%

(1) Based on 18,511,500 shares of Common Stock issued and outstanding after the Merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions:

None.

By Order of the Board of Directors,

/s/ ANDRIY VOLIANUK
Andriy Volianuk
Chairman of the Board

September 25, 2008